LEHMAN BROTHERS HOLDINGS INC.

EXHIBIT 12.01

Computation of Ratios of Earnings to Fixed Charges and

to Combined Fixed Charges and Preferred Stock Dividends

(Unaudited)

	Six Months Ended	Year Ended November 30,
Dollars in millions	May 31, 2008	2007	2006	2005	2004
Pre-tax earnings from continuing operations	$(3,424)	$6,013	$5,905	$4,829	$3,518
Add: Fixed charges (excluding capitalized interest)	15,595	39,799	29,323	18,040	9,773
Pre-tax earnings before fixed charges	$12,171	$45,812	$35,228	$22,869	$13,291
Fixed charges:
Interest	$15,771	$39,746	$29,126	$17,790	$9,674
Other (1)	77	132	108	125	114
Total fixed charges	15,848	39,878	29,234	17,915	9,788
Preferred stock dividend requirements	178	97	98	101	129
Total combined fixed charges and preferred stock dividends	$16,026	$39,975	$29,332	$18,016	$9,917
Ratio of earnings to fixed charges	0.77	1.15	1.21	1.28	1.36
Ratio of earnings to combined fixed charges and preferred stock dividends	0.76	1.15	1.20	1.27	1.34

(1)                  Other fixed charges consist of the interest factor in rentals and capitalized interest.